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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*

                        Diamond Entertainment Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   252587-40-7
                                 (CUSIP Number)

                                  James K.T. Lu
                        Diamond Entertainment Corporation
                16200 Carmenita Road, Cerritos, California 90703
                                 (562) 921-3999
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 With a copy to:

                              Neil R.E. Carr, Esq.
                      De Martino Finkelstein Rosen & Virga
               1818 N Street NW, Suite 400, Washington, D.C. 20036
                                 (202) 659-0494

                               September 14, 1999
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 252 507-40-7                13D                      Page 2 of 9 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               James K.T. Lu
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)

________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
________________________________________________________________________________
               7.   SOLE VOTING POWER                  17,353,070

  NUMBER OF    _________________________________________________________________
   SHARES      8.   SHARED VOTING POWER                     0
BENEFICIALLY
  OWNED BY     _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER             17,353,070
  REPORTING
   PERSON      _________________________________________________________________
    WITH       10.  SHARED DISPOSITIVE POWER                0

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,353,070 Shares
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               25.8% of Common Stock
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)

               IN
________________________________________________________________________________



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CUSIP No. 252 507-40-7                13D                      Page 3 of 9 Pages
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ITEM 1.  SECURITY AND ISSUER.

         The title of the class of securities to which this filing relates is common stock, no par value (the "Common Stock"), of Diamond Entertainment Corporation, a New Jersey corporation (the "Company"). The Company's principal executive office is located at 16200 Carmenita Road, Cerritos, California 90703.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by James K.T. Lu, an individual, who shall be referred to as the "Reporting Person." The Reporting Person is the Chairman of the Board, Chief Executive Officer, President and Secretary of the Company. The Reporting Person's business address is 16200 Carmenita Road, Cerritos, California 90703.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In June 1995, the Reporting Person personally assumed the Company's obligations to three service providers in the aggregate amount of approximately $1,131,000 and converted the same obligations into 8,212,785 shares of Common Stock. In August 1995 two directors, Jeffrey I. Schillen and Murray T. Scott, assumed $413,400 and $110,240, respectively, of the obligations assumed by the Reporting Person. In consideration for the reassignment of such obligations, the Reporting Person agreed to assign 3,000,000 and 800,000 of the shares of Common Stock, respectively, to Messrs. Schillen and Scott. The assignment of shares was effected during May 1999.

         On April 23, 1996, the Reporting Person, in consideration for improving the Company's performance, was granted options to purchase 600,000 shares of Common Stock at $0.25 per share.

         On September 1, 1997, the Reporting Person, in consideration for agreeing to defer payment of his salary, was issued 3,000,000 shares of Common Stock and granted warrants to purchase an additional 3,000,000 shares of Common Stock at $0.10 per share through March 31, 1999 (Exhibit 1). In March 1999, the options were extended until August 24, 2002.

         In July and August of 1998, the Reporting Person, for his (i) personal guaranty of the Company's line of credit, (ii) loans made to the Company, (iii) certain fulfillment orders submitted to the Company, and (iv) real estate transactions pertaining to its investment in American Top Real Estate, Inc. ("ATRE"), was granted options to purchase 6,000,000 shares of Common Stock for $0.10 per share.

         On July 30, 1998, the Reporting Person entered into a settlement agreement pursuant to which the Company issued the Reporting Person 1,499,523 shares of Common Stock to reimburse the same amount of shares the Reporting Person assigned and transferred to certain consultants of the Company.

         On March 22, 1999, the Reporting Person acquired, in consideration for a $50,000 loan to the Company, a callable convertible note in the amount of $50,000 payable bi-monthly at an interest rate of 10% convertible into 1,000,000 shares of Common Stock at an exercise price of $0.05 per share (Exhibit 2). The note contains certain piggyback and a demand registration right with respect to the shares issuable upon conversion of the note.

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CUSIP No. 252 507-40-7                13D                      Page 4 of 9 Pages
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         On May 25, 1999, the Reporting Person received five grants of options.
The Reporting Person, in consideration of his successfully negotiating the conversion of $903,076 in outstanding principal and interest into Common Stock, received options to purchase 1,000,000 shares of Common Stock at an exercise price of $0.05 per share. The Reporting Person, in consideration of his securing additional financing for the Company in the form of convertible notes in the principal amount of $350,000, received options to purchase 1,000,000 shares of Common Stock at an exercise price of $0.05 per share. The Reporting Person, in consideration for his negotiations with convertible note holders of the Company to convert $250,000 of the principal amount of a convertible note into Common Stock, received options to purchase 500,000 shares of Common Stock at an exercise price of $0.10 per share of Common Stock. The Reporting Person, in consideration for his efforts in concluding an agreement for the Company pursuant to which the Company obtained exclusive distributions rights, received options to purchase 500,000 shares of Common Stock at an exercise price of $0.10 per share. The Reporting Person, in consideration for his concluding an agreement for the Company pursuant to which the Company obtained North American distribution rights to certain products, received options to purchase 500,000 shares of Common Stock at an exercise price of $0.05 per share.

ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the filing of this Amendment No. 2 to Schedule 13D of the Reporting Person is to report the sales of the following securities of the
Company: the Reporting Person, on August 4, 1999, sold 165,000 shares of Common Stock of the Company at a price of $0.0958 per share. The Reporting Person, on August 5, 1999, sold 50,000 shares of Common Stock of the Company at a price of $0.0955 per share. The Reporting Person, on September 13, 1999, sold 58,000 shares of Common Stock of the Company at a price of approximately $0.0979 per share. The Reporting Person, on September 14, 1999, sold 294,825 shares of Common Stock of the Company at a price of approximately $0.0988 per share. Sales of the aforementioned shares of Common Stock were effected in broker's transactions in the over-the-counter market at market prices prevailing at the time of sale.

         In addition, since the filing of Amendment No. 1 to Schedule 13D ("Amendment No. 1"), the Reporting Person has effected acquisitions of securities of the Company the purpose of which acquisitions is described below.

         The immediate purpose of issuing the Reporting Person 8,212,785 shares of Common Stock in June 1995 was to convert approximately $1,131,000 in the Company's obligations to three service providers which the Reporting Person assumed. In August 1995 two directors, Jeffrey I. Schillen and Murray T. Scott, assumed $413,400 and $110,240, respectively, of the obligations assumed by the Reporting Person. In consideration for the reassignment of such obligations, the Reporting Person agreed to assign 3,000,000 and 800,000 of the shares of Common Stock, respectively, to Messrs. Schillen and Scott. The assignment of shares was effected during May 1999.

         The immediate purpose of issuing the Reporting Person options to purchase 600,000 shares of Common Stock at $0.25 per share, was to compensate the Reporting Person for improving the Company's performance.

         The immediate purpose of issuing the Reporting Person 3,000,000 shares of Common Stock and options to purchase an additional 3,000,000 shares of Common Stock at $0.10 per share on September 1, 1997, was to compensate the Reporting Person for agreeing to defer payment of his salary (Exhibit 1). The options can be exercised until August 24, 2002.

         The immediate purpose of issuing to the Reporting Person options to purchase 6,000,000 share of Common Stock for $0.10 per share between July and August of 1998, was to compensate the Reporting Person for his (i) personal guaranty of a line of credit, (ii) loans made to the Company, (iii) certain fulfillment orders submitted to the Company, and (iv) real estate transactions pertaining to its investment in American Top Real Estate, Inc.
("ATRE").
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CUSIP No. 252 507-40-7                13D                      Page 5 of 9 Pages
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         The immediate purpose of issuing 1,499,523 shares of Common Stock on
July 30, 1998, was to reimburse the Reporting Person the same amount of shares the Reporting Person assigned and transferred to certain consultants of the Company. The Reporting Person was a party to a settlement agreement arising from a dispute arising from the August 1997 engagement letter between the Company and EMCO/Hanover Group, Inc. and three individuals (collectively, the "Consultants"). In September 1997, an accounting firm issued a valuation letter stating that the Consultants had a right entitling them to 1,499,523 shares of Common Stock. The Reporting Person assigned and transferred his shares of Common Stock to the Consultants, and was reimbursed by the Company, which issued the Reporting Person 1,499,523 shares of Common Stock.

         The immediate purpose of issuing the callable convertible note was to settle an outstanding debt in the amount of $50,000 pursuant to the Callable Convertible Note (the "Note") (Exhibit 2). In March, 1999, the Company received $50,000 from the Reporting Person. On March 22, 1999, the Note, payable bi-monthly at an interest rate of 10% and convertible into 1,000,000 shares of Common Stock at an exercise price of $0.05 per share, was executed.

         The immediate purpose of issuing the five grants of options to purchase the 3,500,000 shares of Common Stock was to compensate the Reporting Person for his efforts in negotiating existing debt with the Company's note holders, securing additional financing for the Company, and obtaining distribution rights for the Company. All five options were executed on May 25, 1999. The Reporting Person was granted the first series of options to purchase 1,000,000 shares of Common Stock at an exercise price of $0.05 per share for successfully negotiating the conversion of $903,076 in outstanding principal and interest into Common Stock. The Reporting Person was granted the second series of options to purchase 1,000,000 shares of Common Stock at an exercise price of $0.05 per share for securing additional financing for the Company in the form of convertible notes in the principal amount of $350,000. The Reporting Person was granted the third series of options to purchase 500,000 shares of Common Stock at an exercise price of $0.10 per share for his negotiations with convertible note holders of the Company to convert $250,000 of the principal amount of a convertible note into Common Stock. The Reporting Person was granted the fourth series of options to purchase 500,000 shares of Common Stock at an exercise price of $0.10 per share for his efforts in concluding an agreement for the Company pursuant to which the Company obtained exclusive distributions rights. The Reporting Person was granted the fifth series of options to purchase 500,000 shares of Common Stock at an exercise price of $0.05 per share for his concluding an agreement for the Company pursuant to which the Company obtained North American distribution rights to certain products.

         The Reporting Person intends to continually assess the market for the Common Stock as well as the Company's financial position and operations. The Reporting Person does not have any plans to acquire additional shares of Common Stock at the present time, but may acquire additional shares in the future including shares issuable upon exercise of outstanding options, warrants or convertible debt held by the Reporting Person. Moreover, the Company may in the future issue to the Reporting Person options and/or warrants in consideration of services provided or to be provided by the Reporting Person from time to time, in one or more transactions. The Reporting Person filed pursuant to Rule 144 under the 1993 Act, on August 9, 1999, a Form 144 and on August 27, 1999 an amended Form 144 with respect to the proposed sale of up to 567,825 shares of Common Stock of the Company, all of which were sold by September 14, 1999. (See
Item 5(c)). In addition to the foregoing, depending upon a continuing assessment and upon future developments, the Reporting Person may determine, from time to time, or at any time, to sell or otherwise dispose of some or all of the remaining shares of Common Stock owned by the Reporting Person. In making any such determination, the Reporting Person will consider his goals and objectives, other business opportunities available to him, as well as general stock market conditions.

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CUSIP No. 252 507-40-7                13D                      Page 6 of 9 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). Prior to the transactions described in Item 4 herein, the Reporting Person beneficially owned the equivalent of 11,890,008 shares, or approximately 20.3%, of the shares of Common Stock as reported on Schedule 13D, Amendment No. 1 filed on July 31, 1991. On July 2, 1993, the Board of Directors of the Company authorized a one-for-twenty reverse split of the Company's Common Stock. On September 14, 1999, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person, after selling 567,825 shares of Common Stock, may be deemed to beneficially own 17,353,070 shares of Common Stock, constituting in the aggregate approximately 25.8% of the outstanding shares of Common Stock (based upon the number of shares of Company's Common Stock represented by the Company to be outstanding in its August 23, 1999 Quarterly Report on Form 10-QSB).

         (c) (i) The Reporting Person has effected the following acquisitions of securities since the filing of Amendment No. 1:

                  The Reporting Person was granted 8,212,785 shares of Common Stock in June 1995 after converting approximately $1,131,000 in the Company's obligations to three service providers which the Reporting Person assumed. In August 1995 two directors, Jeffrey I. Schillen and Murray T. Scott, assumed $413,400 and $110,240, respectively, of the obligations assumed by the Reporting Person. In consideration for the reassignment of such obligations, the Reporting Person agreed to assign 3,000,000 and 800,000 of the shares of Common Stock, respectively, to Messrs. Schillen and Scott. The assignment of shares was effected during May 1999.

                  The Reporting Person was issued options to purchase 600,000 shares of Common Stock at $0.25 per share on April 23, 1996, to compensate the Reporting Person for the Company's performance.

                  The Reporting Person was issued 3,000,000 shares of Common Stock and options to purchase an additional 3,000,000 shares of Common Stock at $0.10 per share on September 1, 1997, to compensate the Reporting Person for agreeing to defer payment of his salary. The options can be exercised until August 24, 2002.

                  The Reporting Person was granted options to purchase 6,000,000 share of Common Stock for $0.10 per share between July and August of 1998, to compensate the Reporting Person for his (i) personal guaranty of a line of credit, (ii) loans made to the Company, (iii) certain fulfillment orders submitted to the Company, and (iv) real estate transactions pertaining to its investment in American Top Real Estate, Inc. ("ATRE").

                  The Company issued to the Reporting Person 1,499,523 shares of Common Stock on July 30, 1998, to reimburse the Reporting Person the same amount of shares the Reporting Person assigned and transferred to certain consultants of the Company. The Reporting Person was a party to a settlement agreement arising from a dispute arising from the August 1997 engagement letter between the Company and EMCO/Hanover Group, Inc. and three individuals (collectively, the "Consultants"). In September 1997, an accounting firm issued a valuation letter stating that the Consultants had a right entitling them to 1,499,523 shares of Common Stock. The Reporting Person assigned and transferred his shares of Common Stock to the Consultants, and was reimbursed by the Company, which issued the Reporting Person 1,499,523 shares of Common Stock.

                  The Company issued the Reporting Person a callable convertible note to settle an outstanding debt in the amount of $50,000 pursuant to the Callable Convertible Note (the "Note"). In March, 1999, the Company received $50,000 from the Reporting Person. On March 22, 1999, the Note, payable bi-monthly at an interest rate of 10% and convertible into 1,000,000 shares of Common Stock at an exercise price of $0.05 per share, was executed.

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CUSIP No. 252 507-40-7                13D                      Page 7 of 9 Pages
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                  The Reporting Person was issued five grants of options to
purchase the 3,500,000 shares of Common Stock to compensate the Reporting Person for his efforts in negotiating existing debt with the Company's note holders, securing additional financing for the Company, and obtaining distribution rights for the Company. All five options were executed on May 25, 1999. The Reporting Person was granted the first series of options to purchase 1,000,000 shares of Common Stock at an exercise price of $0.05 per share for successfully negotiating the conversion of $903,076 in outstanding principal and interest into Common Stock. The Reporting Person was granted the second series of options to purchase 1,000,000 of Common Stock at an exercise price of $0.05 per share for securing additional financing for the Company in the form of convertible notes in the principal amount of $350,000. The Reporting Person was granted the third series of options to purchase 500,000 shares of Common Stock at an exercise price of $0.10 per share for his negotiations with convertible note holders of the Company to convert $250,000 of the principal amount of a convertible note into Common Stock. The Reporting Person was granted the fourth series of options to purchase 500,000 shares of Common Stock at an exercise price of $0.10 per share for his efforts in concluding an agreement for the Company pursuant to which the Company obtained exclusive distributions rights. The Reporting Person was granted the fifth series of options to purchase 500,000 shares of Common Stock at an exercise price of $0.05 per share for his concluding an agreement for the Company pursuant to which the Company obtained North American distribution rights to certain products.

             (ii) The Reporting Person has effected the following dispositions of securities of the Company during the past 60 days:

                  The Reporting Person, on August 4, 1999, sold 165,000 shares of Common Stock of the Company at a price of $0.0958 per share. The Reporting Person, on August 5, 1999, sold 50,000 shares of Common Stock of the Company at a price of $0.0955 per share. The Reporting Person, on September 13, 1999, sold 58,000 shares of Common Stock of the Company at a price of approximately $0.0979 per share. The Reporting Person, on September 14, 1999, sold 294,825 shares of Common Stock of the Company at a price of approximately $0.0988 per share. Sales of the aforementioned shares of Common Stock were effected in broker's transactions in the over-the-counter market at market prices prevailing at the time of sale.

             (iii) The Reporting Person has engaged in no further transaction during the past 60 days in any shares of Common Stock or its subsidiaries, except as set forth in this Item 5.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in this Schedule 13D, to the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in
Item 2 and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 -     Employment Agreement Amendment No. 1 dated
                         September 1, 1997. (Filed as exhibit 10.5 to the
                         Registrant's Registration Statement on Form S-8, filed
                         September 15, 1997, (File No. 333-35623), and
                         incorporated herein by reference.)

         Exhibit 2 -     Convertible Note dated March 22, 1999. (Filed as
                         Exhibit 10.14 to the Registrant's Annual, (File No.
                         0-17953) and incorporated herein by reference Report on Form 10-KSB for the year ended March 31, 1999.)


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CUSIP No. 252 507-40-7                13D                      Page 8 of 9 Pages
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 1999                         James K.T. Lu


                                                  Signed: /s/ James K.T. Lu


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CUSIP No. 252 507-40-7                13D                      Page 9 of 9 Pages
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                                List of Exhibits


         Exhibit 1 Employment Agreement Amendment No. 1 dated September 1, 1997. (Filed as exhibit 10.5 to the Registrant's Registration Statement on Form S-8, filed September 15, 1997, (File No. 333-35623), and incorporated herein by reference.)

         Exhibit 2        Convertible Note dated March 22, 1999. (Filed as
                          Exhibit 10.14 to the Registrant's Annual Report on Form 10-KSB for the year ended March 31, 1999, (File No. 0-17973) incorporated herein by reference.